Somanta Pharmaceuticals, Inc.
                       19200 Von Karman Avenue, Suite 400
                                Irvine, CA 92612



                                                   April 11, 2006

Mail Stop: 6010

Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

                  Re:      Somanta Pharmaceutical, Inc.
                           Registration Statement on Form SB-2
                           Filed March 2, 2006
                           File No. 333-132176

Dear Mr. Mancuso:

         Somanta Pharmaceuticals, Inc. (the "Company") has reviewed your letter dated March 29, 2006 (the "March 29 Comment Letter") regarding the Company's Registration Statement on Form SB-2 (the "Registration Statement"). The Company responds to the March 29 Comment Letter as set forth below. The paragraph numbers below are intended to correspond to the paragraph numbers set forth in the March 29 Comment Letter. In addition, for your convenience, we have restated each of your comments as set forth in the March 29 Comment Letter immediately preceding each of our responses below and have included three (3) copies of the revised Registration Statement marked to show our proposed changes to ease your review.

General
-------

1. In an appropriate section of the prospectus, please provide the disclosure required by Item 505 of Regulation S-B.

                  RESPONSE: We have included a new section entitled "Determination of Offering Price," and we have modified the disclosure in the forepart of the prospectus and the Plan of Distribution in response to this comment.

Prospectus
----------

2. The forepart of your prospectus contains a lot of technical terms. For example, we note your use of the terms in-license and hybridoma. Please place any industry terms you use in context so that those potential investors who do not work in your industry can understand the disclosure.

                  RESPONSE: We have modified the disclosure in the forepart of the registration statement in response to this comment.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 2 of 28


3. The forepart of your prospectus contains many defined terms. For example, we note the numerous terms in parentheses and quotation marks. The meanings of the terms you use in the forepart of your prospectus must be clear from the context. Accordingly, eliminate the defined terms throughout the forepart of your prospectus and use terms whose meanings are clear from the context instead.

                  RESPONSE: We have eliminated all defined terms throughout the forepart of the registration statement in response to this comment.

4. Please present your disclosure from the perspective of investors who may be first learning about your company through this document. For example, on page 10, you refer to "Phoenix" and "Angiolix" as if investors already know what these items are.

                  RESPONSE: We have modified the disclosure throughout the prospectus in response to this comment.

Prospectus Cover Page
---------------------

5. We note the registration statement covers resale of common shares that are being offered by officers, directors, major shareholders or their affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering "by or behalf of the issuer" for purposes of rule 415(a)(4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Your offering does not appear to meet the requirements. Please revise your registration statement to price the shares offered by these shareholders and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. The prospectus should make clear that these persons are underwriters of this offering.

                  RESPONSE: Except as provided below, we have removed from registration all shares of common stock held by our officers, directors or principal shareholders as well as any entity for which any of our officers or directors has dispositive or voting control. Specifically, we have removed the following shares of common stock from the registration statement:

                                                                           Number of Shares of Common Stock
                                                                           --------------------------------
     Name of Selling Stockholder         Relationship to Company          Removed from Registration Statement
     ---------------------------         -----------------------          -----------------------------------
   Lake End Capital, LLC               An entity controlled by our    786,500
                                       director, Jeff Davis

   SCO Capital Partners, LLC           A principal stockholder        6,016,725 shares of common stock and a
                                                                      warrant to purchase an additional 866,534
                                                                      shares of common for a total of 6,883,259

   Sophie C. Rouhandeh Trust           A trust controlled by a        353,923
                                       principal of our principal
                                       stockholder SCO Capital

   The Steven H. Rouhandeh 1999        An trust controlled by a       353,923
   Family Trust                        principal of our principal
                                       stockholder SCO Capital

   Chloe H. Rouhandeh Trust            An trust controlled by a       353,923
                                       principal of our principal
                                       stockholder SCO Capital

   John Robin Gibson                   A director                     98,554

   Walbrook Trustees                   A trust affiliated with our    3,869,152
                                       Chief Executive Officer and
                                       Director
Total:                                                                12,699,234

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 3 of 28


         As a result, the total number of shares the Company seeks to register on behalf of the selling stockholders is 18,198,846 shares of common stock. This amount continues to include shares of common stock issuable upon conversion of our Series A Preferred Stock and upon exercise of outstanding warrants that were issued to the investors in our recent private placement of Series A Preferred Stock as well as the shares issuable upon exercise of the placement agent warrants that were issued to our placement agent in connection with such private placement. Lake End Capital, LLC and SCO Capital Partners LLC were investors in our Series A Preferred Stock financing. In addition, SCO Securities LLC, our placement agent and initial recipient of the placement agent warrants, is an affiliate of SCO Capital Partners LLC.

6. Please disclose the price at which the securities will be sold. We will not object if you disclose on the cover page the price at which non-affiliate selling shareholders will sell shares of common stock until your shares are quoted on the Over-the-Counter Bulletin Board, and that thereafter the non-affiliates may sell at prevailing market prices or privately negotiated prices. See Schedule A, Item 16, of the Securities Act of 1933. Revise your prospectus, including your plan of distribution, accordingly.

                  RESPONSE: We have revised the prospectus, including the plan of distribution, to state the offering price will be $0.60 until such time as our common stock is quoted on the Over-the-Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices for all selling stockholders included in the registration statement.

Forward Looking Statements, page 2
----------------------------------

7. Section 27A of the Securities Act and Section 21E of the Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by an issuer of penny stock. Please remove references here and throughout the document to the inapplicable statute.

                  RESPONSE: We have removed the references to Section 27A of the Securities Act and Section 21E of the Exchange Act throughout the document in response to this comment.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 4 of 28


Prospectus Summary, page 4
--------------------------

Our Business, page 4
--------------------

8. Please reconcile the disclosure here and on page 25 that "[y]our licenses are generally worldwide" with the disclosure on page 31 that your sublicense for Phenylbutyrate covers worldwide rights excluding the US and Canada.

                  RESPONSE: We have deleted this sentence from the summary as this subject matter is more fully discussed in the Business section of the prospectus.

9. We note your disclosure that you "out-source clinical trials, pre-clinical testing and the manufacture of clinical materials." If you are not currently engaged in those activities, please clarify your disclosure accordingly.

                  RESPONSE: We have clarified the disclosure to indicate that we are currently engaged in pre-clinical testing of three of our product candidates and that we intend to out-source the other activities as necessary.

10. Please tell us why you believe it is appropriate to make references to your "products" here and elsewhere in your prospectus when it does not appear that you have any salable products at this time.

                  RESPONSE: We have modified the disclosure throughout the prospectus to indicate that we are developing "product candidates" rather than "products."

11. Please disclose the relationships between you and the parties to your agreements. For example, we note that reference to a relationship with Virium on page F-35.

                  RESPONSE: We have included additional disclosure in this
section in response to this comment.

The Offering, page 6
--------------------

12. In an appropriate section of the prospectus, disclose how the "current market price" of your common stock would be determined in the absence of a trading market.

                  RESPONSE: We have included a new section in the prospectus entitled "Determination of Offering Price" in response to this comment.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 5 of 28


Risk Factors, page 8
--------------------

13. Your risk factors must follow your one-page prospectus cover or your prospectus summary. Although we do not object to the placement of your table of contents, please relocate other disclosure to a more appropriate section of your document.

                  RESPONSE: We have relocated the forward-looking statement language (as modified per your prior comment) to appear after the risk factors In addition, we have included a box around the entire prospectus summary. The risk factors now appear immediately after the prospectus summary.

14. Please add a risk factor to highlight the risk created by the going concern modification to your auditor's report. Include a discussion of the reasons for the modification and the material effects, including the effect on your ability to obtain financing.

                  RESPONSE: We have added a risk factor highlighting the risk created by the going concern modification to our auditor's report.

15. Please add a risk factor regarding the ability of a limited number of large security holders to control matters requiring shareholder approval.

                  RESPONSE: We have added a risk factor regarding the ability of a limited number of large security holders to control matters requiring shareholder approval.

16. We note that your authorized capital stock consists of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. If true, please add a risk factor that addresses the fact that you may issue authorized but unissued shares of common and preferred stock without further shareholder approval and that these shares may be granted rights and preferences that are greater than those of common shares being offered pursuant to this prospectus.

                  RESPONSE: We have added a risk factor that addresses the fact that we may issue authorized but unissued shares of common stock and/or preferred stock without further shareholder approval and that preferred stock may be issued with rights and preferences that are greater than those of the common stock being offered pursuant to the prospectus.

We are dependent on licenses, page 10
-------------------------------------

17. Please briefly clarify why you do not know whether your licenses are enforceable.

                  RESPONSE: We have added disclosure to this risk factor to clarify that our sub-licensor, Virium Pharmaceuticals, Inc., has not yet obtained a formal consent from the National Institutes of Health Public Health Service for the sub-license it has granted to us related to Sodium Phenylbutryate.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 6 of 28


18. Revise to address the risks associated with the expiration of material patents. We note your disclosure on page 30 that "patents that we have exclusively sublicensed from Immunodex expire at various times between 2008 and 2015" and your disclosure on page 31 that "clinical development of Phoenix will take many years for product registration, likely beyond 2015."

                  RESPONSE: We have revised this risk factor to address the risks associated with the expiration of the patents owned by and licensed to us.

If we lose key management, page 14
----------------------------------

19. From your disclosure in the "Management" section of your document, it appears that your CEO also has another job. Please disclose the amount of time he devotes to your company and explain the risk of the demands of his other job on his ability to devote time to Somanta Pharmaceuticals, Inc.

                  RESPONSE: We have modified the disclosure to indicate that Dr. Epenetos, our CEO, is a practicing medical oncologist in the National Health Service in the United Kingdom. His practice is limited to one-half day per week and does not interfere with his responsibilities to the Company as its CEO.

Selling Stockholders, page 20
-----------------------------

20. Please disclose when and how each of the selling stockholders acquired your securities. Include the terms of transactions.

                  RESPONSE: We have modified the disclosure in the section of the prospectus entitled, "Selling Stockholders," to include a new subsection entitled, "Background," which is intended to describe when and how each of the selling stockholders acquired our securities, including the terms of the relevant transactions.

21. Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

                  RESPONSE: We have modified the disclosure to indicate which of the selling stockholders is a broker-dealer or affiliate of a broker-dealer. Each such broker-dealer or affiliate of such broker-dealer has represented to us that it has acquired our securities in the ordinary course of its business and with no agreement or understanding to distribute our securities.

22. Please identify the natural persons who beneficially own the securities held in the name of the entities named in the selling stockholder table.

                  RESPONSE: We have identified the natural persons who beneficially own the securities held in the name of each entity listed in the selling stockholder table.

23. Here and in the table on page 53, please disclose beneficial ownership without regard to any contractual limitations that can be waived by the parties. You may then add appropriate footnotes to explain the limitations.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 7 of 28


                  RESPONSE: We have modified the disclosure in each table to reflect beneficial ownership without regard to the contractual limitations. We have included in the footnote disclosure an explanation of such limitations.

24. Please clarify how you calculated the number of shares underlying each instrument. If the shares represent dividends or interest that may be paid in cash or stock, please tell us which subsection of which Exhibit determines who decides whether cash or stock will be paid. Note that if the investors retain the discretion to choose cash or stock, their investment decisions with regard to your unregistered sale of those securities is not yet complete and it is premature to register those securities for resale.

                  RESPONSE: Each share of Series A Preferred Stock is initially convertible into 16,666.67 shares of our common stock. The number of shares being registered with respect to the common stock underlying our Series A Preferred Stock for each selling stockholder who holds such Series A Preferred Stock equals the number of shares of Series A Preferred Stock held by such selling stockholder multiplied by such conversion ratio. We have not registered any shares of common stock that may be issued as a dividend on such Series A Preferred Stock as it is within the Company's discretion to pay such dividends in cash or common stock of the Company pursuant to Section 1(a) of the Certificate of Designations, Rights and Preferences of the Series A Convertible Preferred Stock, which is Exhibit 3.3 to the original filing. We have added disclosure to the section of the prospectus entitled "Selling Stockholders" to clarify this calculation in response to this comment.

25. Disclose the material relationships with the selling stockholders during the last three years. For example, we note the relationships mentioned on page F-36.

                  RESPONSE: We have disclosed all material relationships between the Company and each selling stockholder during the past three years in the footnotes to the selling stockholders table.

Plan of Distribution, page 23
-----------------------------

26.      We note your reference to rule 424(b) in the third paragraph on page
         24. Please reconcile this statement with your obligation to file a post-effective amendment as evidenced by Regulation S-B Item 512(a)(1)(iii).

                  RESPONSE: The undertaking set forth in Regulation S-B Item 512(a)(1)(iii) requires that the Company file a post-effective amendment to include any additional or changed material information on the plan of distribution. The reference to Rule 424(b) in the third paragraph of page 24 of the prospectus is not intended to alter this obligation. Rather, the third paragraph on page 24 requires the Company to file a prospectus supplement in the event a selling stockholder enters into certain types of transactions that are contemplated by the plan of distribution disclosed in the prospectus.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 8 of 28


Business, page 25
-----------------

27. Please revise to avoid reliance on the glossary or defined or technical terms as the primary means of explaining information. See Updated Staff Legal Bulletin No. 7 (June 7, 1999). For example, it appears that many of the terms in your glossary could be explained in context where you use the terms in your disclosure so that investors who may not be familiar with your business could more easily understand your document.

                  RESPONSE: We have revised the Business section of the prospectus to eliminate the glossary and to provide context where we use terms that may not be familiar to investors.

28. Please disclose what operations, if any, you conducted during the time between your incorporation as PRS Sub I, Inc. in 1991 and January 31, 2006.

                  RESPONSE: We have added disclosure related to the Company's lack of operations from inception to January 31, 2006 in response to this comment.

29. Please disclose what operations, if any, were conducted by Bridge Oncology Products and Somanta Limited prior to August 23, 2005.

                  RESPONSE: We have added disclosure related to the business operations of Bridge Oncology Products and Somanta Limited during the relevant period of time.

30. Expand the disclosure regarding your product candidates to address the status, material results and significance of each of the clinical and pre-clinical studies referenced in your Business section. Clarify whether you are describing studies that are part of your business or third-party studies.

                  RESPONSE: We have expanded the disclosure regarding our product candidates to address the status, material results and significance of each of the clinical and pre-clinical studies referenced in our Business section. We have also clarified whether we are describing studies that are part of our business or third-party studies.

31. Please clarify the progress made during the periods presented on development of each product disclosed. For example, we note the increased activity mentioned on the top of page 39, but it is unclear what the nature of this activity was. Also disclose known key development milestones; for example, when are material studies scheduled to end?

                  RESPONSE: We have clarified the progress made during the relevant periods on developments for each product candidate disclosed. In addition, we have disclosed known key development milestones with respect to such product candidates.

32. Please discuss expired and terminated agreements during the last three years. Include the scope of the agreements and the reasons that the agreements were terminated or left to expire.

                  RESPONSE: We have added disclosure related to the one material agreement that was terminated in the last three years in our discussion of our product candidate Prodrax.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 9 of 28


33. Please describe the material terms of the agreements for the management of your business mentioned in the last paragraph of page F-28. Also, file those agreements as Exhibits.

                  RESPONSE: We have described the material terms of the agreements for the management of our business referenced in your comment above in the "Employees" subsection of the Business section of the prospectus. In addition, we have filed these agreements as Exhibits 10.20 and 10.21 to the registration statement.

Overview, page 25
-----------------

34. We note your disclosure in the second paragraph that you have two anti-cancer agents in clinical development and three candidates in pre-clinical development that target eleven tumor types. Please revise your disclosure to clarify the types of cancer that each of your product candidates is intended to target.

                  RESPONSE: We have added a table to the Business section that clarifies the type of cancer that each of our product candidates is intended to target.

Strategy, page 25
-----------------

35. Please reconcile the statement that you perform or manage clinical trials with the risk factor on the bottom of page 9 that you rely on third parties for this activity.

                  RESPONSE: We have modified the disclosure to clarify that we out-source these activities to qualified and experienced third parties consistent with the risk factor cited in your comment.

Products in Academic Investigator-Sponsored Clinical Development, page 30
-------------------------------------------------------------------------

36. When you refer to "sponsors," please clarify what type of sponsorship you mean. For example, do academic institutions pay for the trials?

                  RESPONSE: We have clarified the disclosure in response to this comment.

37. Please clarify the disclosure regarding the status of your in-licenses of intellectual property held by NIH. Specifically, state how the absence of NIA's consent to your CRICC and Immunodex sublicenses and the absence of the U.S. Public Health Service's consent to your Virium sublicense affects your rights under those licenses.

                  RESPONSE: We have modified the disclosure in response to this comment.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 10 of 28


38. Given the nature of your discussion of clinical trials of your product candidates, please first describe the material aspects of the drug approval process, both in the United States and in any relevant foreign jurisdictions.

                  RESPONSE: We have moved the discussion of the drug approval process, both in the United States and Europe, to appear prior to the discussion of our product candidates in response to this comment.

39. Please revise your disclosure to include a discussion of all of your material patents and patent applications. Include a description of the nature and duration of each patent. Also disclose the geographic scope of the patents.

                  RESPONSE: We have revised our disclosure in the subsection entitled, "Competitive Position," with respect to each of our product candidates to include a discussion of all of our material patents and patent applications, including a description of the nature, duration and geographic scope of each patent. In addition, we have added a section entitled, "Intellectual Property" to the Business section to discuss our intellectual property position more generally.

Phoenix, page 30
----------------

40. Clarify what you mean by the statement that Phoenix "is demonstrated to be well tolerated."

                  RESPONSE: We have modified the disclosure to indicate that none of the patients who have been dosed with Phoenix to date have suffered any adverse irreversible side effects.

41. Disclose all the material terms of your agreements with Immunodex, Inc., and Cancer Research Institute of Contra Costa, including duration, termination provisions, scope of exclusivity, material payment obligations and other material obligations of the parties. In addition, please file the agreement with CRICC.

                  RESPONSE: We have modified the disclosure to include the material terms of our agreements with Immunodex, Inc. and The Cancer Research Institute of Contra Costa, subject to our request for confidential treatment of certain aspects of this information. In addition, we have filed the agreement with CRICC as Exhibit 10.22 of the registration statement. Please note that we have also filed an additional confidential treatment request with respect to the CRICC agreement.

42. Please clarify why you need additional patents to manufacture the products you cite.

                  RESPONSE: We have added disclosure to clarify why the Company may need additional licenses to such patents to manufacture our product candidates.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 11 of 28


Sodium Phenylbutyrate, page 31
------------------------------

43. Disclose all the material terms of your agreement with Virium Pharmaceuticals, Inc., including duration, termination provisions, scope of exclusivity, material payment obligations and other material obligations of the parties.

                  RESPONSE: We have modified the disclose to include all the material terms of our agreement with Virium Pharmaceuticals, Inc., subject to our request for confidential treatment of certain aspects of this information.

44.      Please clarify why you are seeking to modify the agreement.

                  RESPONSE: We modified the disclosure to clarify that we are seeking to modify this agreement to bring it into full compliance with the sub-licensing requirements of the National Institutes of Health and to permit us to become a direct licensee of the National Institutes of Health should Virium Pharmaceuticals, Inc., ever default on its license with National Institutes of Health.

45. Throughout your document, please clarify the basis for the claims regarding the products you cite. For example, we note the first sentenced in the "Rationale" section.

                  RESPONSE: We have modified the disclosure throughout the prospectus to provide context and a basis for the claims related to our product candidates.

Products in Pre-Clinical Development, page 32
---------------------------------------------

Alchemix, page 32
-----------------

46. Provide the basis for your statement "while no more toxic than many approved chemotherapeutic drugs, we expect that it will overcome many chemo resistant tumors."

                  RESPONSE: We have added disclosure clarifying that the basis for this statement is research conducted and published by researchers at De Montfort University and the National Cancer Institute of the National Institutes of Health.

47. Disclose all the material terms of your agreements with De Montfort University and Advanced Cardiovascular Devices, LLC, including duration, termination provisions, scope of exclusivity, material payment obligations and other material obligations of the parties. File the agreements as Exhibits.

                  RESPONSE: We have modified the disclosure to include all the material terms of our agreements with each of De Montfort University and Advanced Cardiovascular Devices, LLC, subject to our request for confidential treatment of certain aspects of this information. We previously filed each of these agreements as Exhibit 10.6 and 10.9, respectively, of the registration statement.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 12 of 28


Prodrax, page 33
----------------

48. Disclose all the material terms of your agreements with The School of Pharmacy, University of London, including duration, termination provisions, scope of exclusivity, material payment obligations and other material obligations of the parties.

                  RESPONSE: We have modified the disclose to include all the material terms of our agreement with The School of Pharmacy, University of London, subject to our request for confidential treatment of certain aspects of this information.

49. Please expand your disclosure to clarify what "additional research" you intend to undertake within the next 12 months.

                  RESPONSE: We have expanded the disclosure to indicate that we intend to fund additional pre-clinical studies to be undertaken by The University of Bradford with respect to Prodrax, that we intend to enter into an agreement with a contract manufacturing organization with respect to the manufacture of Alchemix and that we intend to enter into an agreement with an academic investigator to conduct additional animal studies with respect to Angiolix.

50.      Clarify why you need to choose a lead compound for use with Prodrax.

                  RESPONSE: We have modified the disclosure to clarify why we intend to select a lead compound for use with Prodrax.

Government Regulation, page 34
------------------------------

51. Please disclose the remedies that may be obtained for failure to comply with material government regulation.

                  RESPONSE: We have added disclosure relevant to the remedies that may obtained for our failure to comply with material government regulation in the section entitled, "Regulatory Approval Process," and the section entitled, "Government Regulation."

Raw Materials, page 34
----------------------

52. With a view toward clarified disclosure, please tell us about any arrangements you have to ensure a supply of required materials.

                  RESPONSE: We have clarified the disclosure to indicate that we currently do not have any arrangements for the supply of required materials.

Employees, page 35
------------------

53.      Please clarify where your employees are located.

                  RESPONSE: We have modified the disclosure to clarify where each of our four employees are located.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 13 of 28


Critical Accounting Policies and Estimates, page 37
---------------------------------------------------

54. Please revise the critical accounting policies section of your MD&A to discuss the critical accounting estimates and assumptions involved in the application of GAAP. Describe the methodology used by management in determining these particular estimates; the significant assumptions you use; and the likelihood that materially different amounts would be reported under different conditions or using different methods. Refer to the guidance provided in FR-72 and SEC Release 33-8350.

                  RESPONSE: We have revised the disclosure to include the discussion of critical accounting estimates and assumptions such as intangible assets, stock based compensation, use of estimates, the fair value of financial instruments, and research and development.

Results of Operations, page 37
------------------------------

Fiscal Year Ended April 30, 2005 Compared With Fiscal Year Ended April 30, 2004,
--------------------------------------------------------------------------------
page 38
-------

55. You state that the increase in research and development expenses between the periods is due to an increase in consulting expenses offset by a decrease in initial license fees under an in-licensing agreement for a drug candidate. It appears that you are referring to license fees paid to the School of Pharmacy, University of London, and De Montfort University in fiscal year 2004. Separately, on page 37, you state that the increase in general and administrative expenses is due in part to an initial license fee payment of $300,000 paid to Immunodex and an option fee payment of $45,358 to the School of Pharmacy, University of London. From your descriptions on pages 30-34, it appears that the licenses are similar in structure. Please tell us why these fees have been recorded as research and development expenses in fiscal year 2004 and general and administrative expenses in the six months ended October 31, 2005.

                  RESPONSE: As of fiscal year beginning on May 1, 2005, we re-classified our license fees to general and administrative expenses because they are a part of the business development function which is a general and administrative expense. The license fees were previously classified as research and development expenses because the business development function was not clearly defined in prior fiscal years and was performed by the President and CEO of Somanta Limited, the sole professional employee at such time, who acted directly in both research and development and general and administrative capacities.

                  During fiscal years 2004 and 2005 and in the six-month period ended October 31, 2005, we properly and consistently recorded all of the School of Pharmacy, University of London, costs related to laboratory research that the institution performed for us in those periods as research and development expense.

56. Please describe any known trends in your financial results. For example, under existing agreements, we assume that you are aware of whether you will receive more or less revenue in upcoming periods based on currently known developments; please disclose those trends with

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 14 of 28


         specificity. Likewise, please expand your liquidity section to discuss with specificity known trends regarding your obligations.

                  RESPONSE: We have modified the disclosure in the section of the MD&A entitled "Trend Information" in response to this comment.

57. When you refer to consulting expenses, please provide more specific disclosure regarding the nature, scope and duration of the consulting activities.

                  RESPONSE: We have revised the disclosure to provide more detail with respect to the nature, scope and duration of the applicable consulting services.

Executive Compensation, page 47
-------------------------------

58.      Please file the agreement mentioned in footnote (1).

                  RESPONSE: We have filed the agreement mentioned in footnote
(1) of the table as Exhibit 10.23 to the registration statement.

59. Please tell us the material terms of and reason for the transfer referenced in footnote (2) to the Summary Compensation Table.

                  RESPONSE: We have modified the disclosure in footnote (2) to the Summary Compensation Table to explain that the transfer was originally intended to benefit a candidate for Somanta Limited's management team but that the shares were ultimately sold to Dr. Epenetos at the price of the originally proposed transaction as consideration for services rendered to Somanta Limited when the individual for whom the shares were originally intended did not join Somanta Limited. At the time of the sale of the shares to Dr. Epenetos, the fair market value of Somanta Limited's shares was $0.09 per share, as reflected by the purchase price received by Somanta Limited in the sale of shares to third parties. The difference between the amount paid by Dr. Epenetos for the shares and the fair market value of the shares was recorded as compensation expense.

2005 Equity Incentive Plan, page 48
-----------------------------------

60. Please revise your disclosure to clearly identify the entity to which you are referring when you state that "we adopted a stock option plan ... which was subsequently ratified by our stockholders" (emphasis added).

                  RESPONSE: We have modified the disclosure to clarify that Somanta Incorporated is the entity that adopted and ratified the 2005 Equity Incentive Plan and that Somanta Pharmaceuticals, Inc. assumed such plan in connection with the merger in January 2006.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 15 of 28


Employment Arrangements, page 49
--------------------------------

61.      Please disclose the "certain funding level."

                  RESPONSE: We have modified the disclosure to clarify that the requisite funding level was $10,000,000 in gross proceeds to the Company from the sale of equity securities. Supplementally, due to market conditions and the delay in the closing of the private placement of the Series A Preferred Stock, the Board resolved to reduce the amount of the financing necessary to result in the relevant payments to certain members of management and key consultants.

Service Agreements, page 50
---------------------------

62. Disclose all material terms of your service agreement with Pharma Consultancy Limited, and file it as an Exhibit to your registration statement.

                  RESPONSE: We have modified the disclosure to include all material terms of the service agreement with Pharma Consultancy Limited in response to this comment, and we have filed it as Exhibit 10.20 to the registration statement.

Compensation of Directors, page 50
----------------------------------

63. Refer to the 2004 grant to Dr. Gibson mentioned in the last paragraph. Please clarify the purpose of this grant given the disclosure on page 45 that Dr. Gibson became a member of the board in 2005.

                  RESPONSE: We have modified the disclosure to state that Dr. Gibson received options to purchase shares of common stock based on his assistance in identifying management candidates which resulted in our Chief Technology Officer and Chief Financial Officer joining Somanta Incorporated.

Certain Relationships and Related Transactions, page 52
-------------------------------------------------------

64. If the loan by Mr. Epenetos was subject to a written agreement, please file it.

                  RESPONSE: The loan by Dr. Epenetos was not evidenced by a written agreement.

65. Please quantify the costs associated with the office space mentioned in the first paragraph.

                  RESPONSE: Our lease expense for the London office space was approximately $11,000 in the year ended April 30, 2005 and our total minimum lease payments through the year ending April 30, 2007 are approximately $26,000. We have modified the disclosure to include this amount.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 16 of 28


66.      Please quantify the obligations under the Virium agreement.

                  RESPONSE: We have included a discussion of the material terms of the Virium agreement, subject to our request for confidential treatment of certain aspects of this information. We have therefore not quantified the obligations under the Virium agreement to the extent such information is the subject of our confidential treatment request.

67. Please clarify how the relationship mentioned in the third paragraph created an affiliated transaction.

                  RESPONSE: We have modified the disclosure to clarify that at the time of the relevant transaction in 2004, Dr. Brar, an officer and director of Advanced Cardiovascular Devices, was also Somanta Limited's Chief Technology Officer.

Description of Securities, page 56
----------------------------------

68.      Please provide the disclosure required by Regulation S-B Item
         201(a)(2).

                  RESPONSE: We have added a section to the prospectus entitled, "Shares Eligible for Future Sale," in response to this comment.

Preferred Stock, page 56
------------------------

69.      Please disclose the redemption provisions of the preferred stock.

                  RESPONSE: We have modified the disclosure to describe the redemption provision of the preferred stock.

70. We note your disclosure of the "initial" voting rights. Please clarify how those rights might change.

                  RESPONSE: We have deleted the word "initial" from the disclosure in response to this comment.

Experts, page 57
----------------

71. We note you refer to Cole, Samsel & Bernstein, LLC as experts. However, the consent included in Exhibit 23.2 does not include customary language consenting to reference to Cole, Samsel & Bernstein, LLC as experts. Please revise or advise.

                  RESPONSE: We have filed a revised of Cole, Samsel & Bernstein as Exhibit 23.2 to the registration statement containing the customary language referred to in your comment.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 17 of 28


Where you can find more information, page 58
--------------------------------------------

72. We note your disclosure that you file proxy statements. Please tell us when you last filed a proxy statement.

                  RESPONSE: We have modified the disclosure to read that we "intend" to make such filings in the future in response to this comment.

Somanta Incorporated Consolidated Financial Statements, page F-1
----------------------------------------------------------------

General
-------

73.      Please update the financial statements, as applicable, as required by
         Item 310(g) of Regulation S-B.

                  RESPONSE: We have updated the financial statements and Management's Discussion and Analysis to include the financial statements related to the quarter ended January 31, 2006 in response to this comment.

74. Please provide a currently dated consent from each of the independent public accountants with your next amendment.

                  RESPONSE: We have provided a currently dated consent from each of the independent public accountants as Exhibits 23.1 and 23.2 to the registration statement.

Report of Independent Registered Public Accounting Firm, page F-2
-----------------------------------------------------------------

75. We note your independent auditors' report indicates that their audits were conducted in accordance with auditing standards established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Please have your auditor revise its report to remove the reference to the Auditing Standards Board and to state that their audits were conducted in accordance with the Public Company Accounting Oversight Board (United States). Refer to Public Company Accounting Oversight Board Auditing Standard No. 1.

                  RESPONSE: Our auditors have removed the reference to the Auditing Standards Board from their report and stated that their audit was conducted in accordance with the Public Company Accounting Oversight Board (United States).

Notes to Consolidated Financial Statements, page F-10
-----------------------------------------------------

Note 2.  Significant Accounting Policies, page F-12
---------------------------------------------------

-Revenue Recognition, page F-12
-------------------------------

76. We note that you have begun to recognize revenue during the six months ended October 31, 2005. We also note your disclosure on page 36 which indicates that you expect your revenues for the next several years to

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 18 of 28


         consist of payments under certain current agreements and any future collaborations. Please revise this note to disclose your revenue recognition policy for these agreements. Discuss how you meet each of the criteria of SAB 104 for revenue recognition. Disclose how you recognize revenues for the upfront payments upon execution of new agreements.

                  RESPONSE: We have revised Note 2 of our financial statements to disclose our revenue recognition policy for license agreements and how our policy meets the requirements of SAB 104.

-Translation of Foreign Currency in Financial Statements, page F-13
-------------------------------------------------------------------

77. We note that you retroactively converted your functional and reporting currency to U.S. Dollars, effective May 1, 2005. We further note that you disclosed that the functional currency was United Kingdom pound and the reporting currency was the United States Dollar through April 30, 2005. We note your disclosure under "Segment Reporting" on page F-13 that all of your assets are located in the United Kingdom and all of your transactions took place in the United Kingdom. Please provide us with your analysis performed to support your conclusion that your functional currency should be changed to US Dollars. Refer to paragraph 9 of SFAS 52.

                  RESPONSE: There has been a significant change in the Company's economic facts and circumstances. The Segment Reporting disclosure on page F-13 of the registration statement was written as a part of the audited financial statements ended April 30, 2005. Thus, it was appropriate in that disclosure to say that the Company's assets "are" in the United Kingdom. However, beginning in late 2004, it was Somanta Limited's intention to raise capital in the U.S. and base itself in the U.S. To that end, during the period covered by the October 31, 2005 financial statements included in the registration statement, Somanta Limited, a private company organized under the laws of the United Kingdom, on August 22, 2005 underwent a share exchange with Bridge Oncology Products, Inc., a Delaware corporation, and became a wholly-owned subsidiary of Bridge Oncology Products, Inc. and changed its name to Somanta Incorporated. On October 1, 2005, Somanta Incorporated established a business office in California and acquired office assets there. Most of the assets of Somanta Limited were transferred to Somanta Incorporated by the end of October 2005. Somanta Pharmaceuticals, Inc., a Delaware corporation was founded on September 27, 2005 with the intention of becoming the parent corporation of Somanta Incorporated in a reverse merger. As a result of this change in Somanta Limited's circumstances, it was deemed appropriate, to change the functional currency to U.S. Dollars effective May 1, 2005, the beginning of our fiscal year 2006.

78. Tell us why you believe it was appropriate to retroactively restate your financial statements for the change in your functional currency. Refer to paragraph 9 of SFAS 52.

                  RESPONSE: As explained in our response to your comment 77 above, we deemed it appropriate to present functional currencies for the financial statements in U.S. Dollars effective May 1, 2005, the beginning of our fiscal year 2006.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 19 of 28


Note 5.  Related Party Transactions, page F-16
----------------------------------------------

79. We note on page F-4 that you disclosed a $274,370 payable due to an officer and related party as of October 31, 2005. Please revise your notes to include the nature of this payable and to provide the required disclosures required by paragraph 2 of SFAS 57.

                  RESPONSE: We have revised Note 5 to include the amounts due to our officer and to a related party and to add disclosure regarding an agreement with a related party.

80. In this regard, we note your disclosures on page 52 regarding related party transactions with Virium Pharmaceuticals and Advanced Cardiovascular Devices, LLC. Please revise this note to include the disclosures required by paragraph 2 of SFAS 57 with respect to these transactions, or tell us why you do not believe they are required.

                  RESPONSE: We have added disclosure to Note 5 regarding the agreement with Virium Pharmaceuticals and Advanced Cardiovascular Devices in response to this comment.

Note 8.  Stockholder's Transactions, page F-17
----------------------------------------------

81. We note from your disclosures here and throughout the filing that you have issued equity instruments to non-employees for services. Please tell us and revise to disclose how you determined the value to record in the financial statements for each separate equity issuance. Refer to paragraph 8 of SFAS 123 and EITF 96-18.

                  RESPONSE: The services were accounted for at the fair value of the common stock issued, measured at the dates the commitments for service as each was reached with the contractors. The fair value of these shares was determined as equal to the value at which shares were being sold to unaffiliated investors at the times of the commitments for service. We considered using fair value of the equity instrument approximated the fair value of the service. We have revised the disclosure to provide this explanation.

82. We note that your president and chief executive officer purchased 146,007 shares of common stock from an individual who had not paid for the shares and that you recorded $181,371 as compensation expense, representing the difference between the purchase price and the fair value of the shares of common stock. Please tell us and revise to disclose how you determined the fair value of the shares issued.

                  RESPONSE: The fair value of these shares was determined as equal to the value at which shares were being sold to all other unaffiliated investors at the time of this share purchase. We have revised the disclosure to reflect this determination.

83. We note from your disclosure here and on page F-12 that you granted options to purchase 2,204,701 shares of common stock with an exercise price of $1.23, which you determined was the fair market value of the stock in the period, and that you recorded $257,515 of compensation expense for the year ended April 30, 2005. Please tell us and revise

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 20 of 28


         your note to disclose how you determined that the fair value of your common stock was $1.23 per share for the period ended April 30, 2005.

                  RESPONSE: The fair market value of the stock used in the Black-Scholes valuation model in that period was determined as equal to the most recent value at which shares were being sold to unaffiliated investors. We have revised the disclosure to include this statement.

84. We further note from your disclosure here and on page F-9 that you granted options to purchase 406,670 shares of common stock and recorded $168,493 of compensation expense for the six months ended October 31, 2005 related to a stock option grant. Please tell us and revise your filing to disclose how you accounted for and valued the transaction, including any significant valuation assumptions used. For instance, if you used the Black-Scholes valuation model to value these options, you should disclose the significant assumptions utilized within the model and a brief discussion on how these assumptions were determined. Within your discussion, you should also provide the fair value of your common stock in the period and how you determined the fair value of your common stock.

                  RESPONSE: We have revised the disclosure to indicate that the options to purchase 406,670 shares that were granted to an officer with an exercise price of $.60 which was equal to the fair market value of the Company's common stock in that period. The fair market value was based on the value of the common stock equivalent in the private placement, as negotiated between the Company and the Series A Convertible Preferred Stock investors. In accordance with Statement of Financial Accounting Standard No. 123, the Company has expensed the fair value of the vested options amounting $168,493, including $2,535 from the 406,670 options granted in this period. The fair value was estimated using the Black-Scholes valuation method, assuming a dividend yield of zero, a volatility factor of zero, the risk-free interest rate of 4.1% prevailing at the option grant date, and an expected option life of seven years.

85. We note that you issued warrants to a non-employee to purchase up to 9,987 shares of common stock over a five year period at an exercise price of $2.25. Please tell us and revise your filing to disclose how you have valued these warrants and what expense, if any, has been recorded in the accompanying financial statements for the periods.

                  RESPONSE: The Company recorded no expense for these warrants since the fair value of the warrants estimated using the Black-Scholes valuation model was zero. The assumptions utilized in the valuation model were a dividend yield of zero, a volatility factor of zero, the risk-free interest rate prevailing at the warrant issuance date, which was 4.1%, and an expected warrant life of zero years. The fair market value of the stock used in the Black-Scholes valuation model was equal to the most recent value at which shares were being sold to unaffiliated investors. We have revised the disclosure with respect to this comment.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 21 of 28


Note 10.  Significant contract and licenses, page F-20
------------------------------------------------------

86. We note that you entered into several in-licensing agreements and collaborations agreements throughout the reporting periods presented. We further note that on page F-24 that you amended certain of these agreements subsequent to April 30, 2005. For each material contract, please revise your filing to address the following:

         o Disclose the total fees paid in cash and stock. For fees paid in stock, please discuss how you determined the value to record in the financial statements.

         o Disclose in detail the terms of any ongoing compensation provisions, such as royalty agreements or future option fees. Please revise to disclose the amounts of any minimum annual royalties.

         o Disclose how any upfront fees, royalty fees, option fees or other fees associated with these agreements have been reflected in your financial statements.

         o If you have terminated the contract, please disclose the amounts of any termination fees recorded in your statements of operations for each reporting period presented.

         Please note this comment also applies to the license agreements discussed in Note 11, Subsequent Events.

                  RESPONSE: We have revised the disclosure in both Notes in response to this comment, subject to our request for confidential treatment of certain aspects of this information.

Note 11.  Subsequent Events, page F-23
--------------------------------------

Share Exchange Agreement and Plan of Merger Agreement, page F-26
----------------------------------------------------------------

87. We note that Bridge Oncology Products, Inc. (BOPI) issued 5,832,834 shares of common stock and substitute options to the shareholders of company in exchange for their shares of the company. We further note that this acquisition was accounted for as a reverse-acquisition whereby Somanta Limited was deemed to have acquired BOPI and that you included the operating results of Somanta Limited up to August 22, 2005 and then included the operating results of BOPI from August 22, 2005 to October 31, 2005. We finally note on page 4 that you describe this transaction as a recapitalization. Please respond to the following comments:

         o Please tell us and revise your disclosure to explain clearly whether you accounted for this transaction as a recapitalization or a reverse acquisition.

         o Please tell us and revise this note to disclose how you have recorded the assets of BOPI in your financial statements, whether at fair value or historical value.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 22 of 28


         o Please also explain to us why the transaction resulted in a debit to your stockholders' equity of $84,470.

         o Please clarify for us the activity relating to your outstanding shares. We note that you increased the number of outstanding shares of common stock by 7,865,000 to bring the total number of outstanding shares to 13,697,834 as of October 31, 2005. It appears that these 7,865,000 shares represents the 5,832,834 shares issued by BOPI in exchange for the ordinary shares of Somanta and 2,032,166 substitute options issued as replacement options. However, it is unclear why the replacement options are being treated as shares issued and outstanding. Please advise.

         o As appropriate, in responding to the above, please refer to the accounting literature relied upon in reaching your conclusions.

                  RESPONSE: We have revised the disclosure to indicate that we accounted for this transaction as a recapitalization and that the assets of Bridge Oncology Products were recorded at their historical value with the intangible asset on the books of Bridge Oncology Products written off to the income statement on the date of the acquisition (August 22, 2005). Additionally, the transaction resulted in a debit to our stockholders' equity of $84,470 due to the retained earnings of Bridge Oncology Products in the amount of $134,470 prior to the transaction which was netted against the capital amount of $50,000. The total of 13,697,834 of our outstanding shares of common stock consists of
(i) the 5,832,834 shares of common stock issued to the prior Somanta Limited stockholders and (ii) 7,865,000 shares of common stock held by the prior holders of Bridge Oncology Products. The 2,032,166 options to purchase common stock granted to the prior stockholders of Somanta Limited are not included in this total of common stock outstanding but were considered in the determination that on a fully-diluted basis, the prior stockholders of Somanta Limited would own 50% of the surviving entity after the share exchange between Somanta Limited and Bridge Oncology Products.

88. Please include your merger agreement between Bridge Oncology Products, Inc. and Somanta Limited that occurred on August 22, 2005 as an Exhibit to your next amendment.

                  RESPONSE: We have included the Share Exchange Agreement as
Exhibit 2.3 to the registration statement. Please note that Exhibits D and F were omitted in the final version of the Share Exchange Agreement and as such have been marked as omitted on the filed version.

Part II
-------

Other Expenses, page II-1
-------------------------

89.      Please tell us how you estimated the "SEC Registration Fee."

                  RESPONSE: We inadvertently omitted the SEC Registration Fee from this table. We have now included the previously omitted number.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 23 of 28


Item 26.  Recent Sales of Unregistered Securities, page II-2
------------------------------------------------------------

90. Please revise your disclosures generally to include all of the information required by Item 701 of Regulation S-B for each of the sales during the past three years. Include in your revised disclosure, among other things, the following:

         o        The name or class of persons to whom the securities were sold.
                  Please also revise as necessary to disclose the number of purchasers who participated in each offering.

         o The facts relied upon to make each cited exemption available for each transaction.

         Note that this disclosure item is not limited to equity transactions. We note for example the debt transactions on page 40.

                  RESPONSE: We have revised the disclosure in accordance with this comment.

Signatures
----------

91. Please do not alter the language required to appear on the Signatures page.

                  RESPONSE: We have revised the Signature page to include all required language.

Exhibits
--------

92. We note that you have requested confidential treatment for portions of Exhibits 10.6 through 10.11. We will review and provide any comments on your request separately. Comments regarding your request must be resolved before we may accelerate the effectiveness of this registration statement.

                  RESPONSE: We understand the comment. In addition, we have separately filed an additional request for confidential treatment related to certain additional agreements you have requested be filed as Exhibits to the registration statement.

93. We note that many of the agreements filed as Exhibits are unexecuted or appear to be otherwise incomplete. We note, for example, Exhibit 1 was not filed with the agreement filed as Exhibit 10.10 and schedule 1 to the agreement filed as Exhibit 10.17 is incomplete. Please file all required agreements in final form consistent with Item 601 of Regulation S-B.

                  RESPONSE: We have refiled the relevant Exhibits such that they appear in their final form in response to this comment.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 24 of 28


Form 10-QSB for the Quarter Ended January 31, 2006
--------------------------------------------------

         With your permission, we intend to file an amendment to our 10-QSB filed for the quarter ended January 31, 2006 at such time as we have cleared the comments related to such Quarterly Report to reflect any modifications to such Quarterly Report that may result from this comment process.

Consolidated Financial Statements, page 4
-----------------------------------------

Notes to Condensed Consolidated Financial Statements, page 8
------------------------------------------------------------

Note 3.  Share Exchange Agreement and Plan of Merger Agreement, page 12
-----------------------------------------------------------------------

94. We note that on January 26, 2006 Somanta Inc. merged with Merger Sub, a wholly owned subsidiary of Somanta Pharmaceuticals, Inc. Please tell us and revise your disclosure to explain clearly whether you plan to account for this transaction as a reverse acquisition or a recapitalization. Please note that the merger of a private operating company into a non-operating public shell corporation with nominal net assets is generally considered to be a recapitalization. The accounting for a recapitalization is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded.

                  RESPONSE: We have revised the disclosure to reflect the fact that we accounted for the transaction as a recapitalization. We will include similar disclosure in the amendment to the 10-QSB.

95. It appears that the reporting entity has elected to continue the fiscal year of Somanta, Inc. Please revise this filing to disclose the change in fiscal year from December 31 (Hibshman) to April 30.

                  RESPONSE: We have revised the disclosure in response to this comment. We will include disclosure in the amendment to the 10-QSB indicating that we have changed our fiscal year end from December 31 to April 30.

96. Further, it appears that there has been a change in the independent public accountant for the reporting entity from Rotenberg Meril Solomon Bertiger & Guttilla, P.C. to Stonefield Josephson. Please amend the Form SB-2 as necessary to provide all disclosures required by Item 304 of Regulation S-B as indicated in Item 23 of the Form SB-2.

                  RESPONSE: We have included a new section entitled, "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure," in response to this comment.

Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 25 of 28


Note 4.  Convertible Note Payable, page 13
------------------------------------------

97. We note you issued $1.25 million of convertible debt to SCO Capital Partners (SCO) whereby SCO has the option to be repaid in cash or to convert the debt into shares of a qualified equity financing at the lowest price paid by institutional investors. We further note that you evaluated the conversion option under SFAS 133 and determined that the debt met the definition of "conventional convertible debt" as defined in EITF 00-19 and as a result, you determined that you were not required to bifurcate and account for the conversion feature as a derivative. Please provide us with your detailed analysis performed to reach the conclusion that your debt is "conventional convertible debt" as defined in paragraph 4 of EITF 00-19. Please include discussion of the contingent conversion price based on future financings.

         RESPONSE: In reaching our conclusion that our convertible debt instrument is a "conventional convertible debt," we referred to the paragraph 4 of EITF 00-19, which defines an instrument as conventional convertible debt if the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).

We believe that the conversion feature meets the definition of conventional convertible debt as the note is not convertible until the contingent event occurs. Once the contingent event occurs, the conversion price is fixed at the lowest price obtained in such qualified entity financing and such conversion price is not subsequently subject to change. Therefore, the holder of the note will only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares.

Even if the convertible note were considered non-conventional as defined by EITF 00-19 paragraph 4, the conversion feature of the note would not need to be bifurcated, as it would be classified as equity based on paragraphs 12-32 of EITF 00-19. In particular, we analyzed the conversion feature under EITF 00-19 paragraphs 12-13 as noted.

         o The contract permits the company to settle in unregistered shares.

         o The Company had sufficient authorized and unissued shares available to settle the conversion of the note after consideration of all other commitments that may require the issuance of stock during the term of the note, as the authorization of additional shares, if necessary was within the control of the Company. In particular, certain members of the Company's board of directors represented the holders of a majority of the voting power of the Company's stock such that stockholder approval to increase the Company's authorized shares was perfunctory.

         o The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

         o There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

         o There are no required cash payments to the counterparty if the shares initially delivered upon settlement subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.

         o        The contract does not require net-cash settlement.

         o There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

         o There is no requirements in the contract to post collateral at any point or for any reason.

98. We note that you recorded a $364,721 beneficial conversion feature related to this transaction. You state that this was calculated as the difference between the calculated conversion value after the allocation of the full fair value of the warrants of $514,981 to the debt as debt discount and the fair value of your common stock of $.60 per share. Please provide us with supporting calculations to support the $364,721, including showing the calculated conversion value after the allocation of the full fair value of the warrants and the conversion rate used. Further, please tell us why you used a fair value of $.60 per share for this calculation. Please also revise this note to provide additional details necessary for an investor to understand how this amount was calculated.

                  RESPONSE: We have revised Note 4 to provide additional details related to the calculation of the beneficial conversion feature with respect to this comment. We will include similar disclosure in the amendment to the 10-QSB. The beneficial conversion feature was calculated at the commitment date and recorded when the contingency of conversion was resolved and was determined based on the difference between the calculated conversion value after the allocation of the full fair value of the warrants of $514,981 to the debt as debt discount and the fair value of the Company's common stock of $0.60 per

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Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 26 of 28


share. The value of the Company's common stock of $0.60 per share was based on the value of common stock obtained through negotiation for independent sales of common stock to unaffiliated investors. 45% of the investors in the Series A Preferred Stock were unaffiliated third parties. After the allocation of proceeds between the debt and warrants are made, the effective conversion price of $0.425 was calculated based on the allocated amount to debt divided by 2,083,333, the total number of shares into which the note is convertible. The calculated amount of $0.175, the difference of the fair value of the common stock of $0.60 and the conversion price of $0.425, represents the beneficial value per share. This beneficial value was applied to the total shares into which the note is convertible, to calculate the beneficial conversion feature. The proceeds of $1,250,000 on the note were recorded net of the discount of $364,721 on account of the beneficial conversion feature and discount of $514,981 on account of the full fair value of the warrants.

99. You state that the beneficial conversion feature was calculated when the contingency of conversion was resolved, which was January 31, 2006. Tell us why you believe it was appropriate to calculate the beneficial conversion feature at this date. Refer to paragraphs 5 and 13 of EITF 98-5.

                  RESPONSE: In accordance with paragraph 13 of EITF 98-5 and Issue 7 of EITF 00-27, we measured the beneficial conversion feature at the commitment date and recognized the beneficial conversion feature at January 31, 2006 due to the following: (a) the initial note did not contain any warrants and thus no beneficial conversion feature was noted at the date of commitment, as the note would convert at the market price; and (b) although the convertible debt converted at market price in November, the warrants created the beneficial conversion feature. The beneficial conversion feature was measured at the commitment date and finalized once the contingency was resolved. The commitment date and finalization of the contingency all occurred within the same quarter. Therefore, we recorded the initial beneficial conversion feature and the finalization of the beneficial conversion feature in the reporting period.

100. It appears that SCO Capital Partners is a related party. Please revise to provide the related party disclosures required by paragraph 2 of SFAS 57 or tell us why you do not believe these disclosures are required.

                  RESPONSE: We have revised the disclosure in Note 8 to include accrued amounts owed to our Executive Chairman, an officer, SCO Capital Partners as our placement agent and fees owed for advisory services. We will make similar disclosures in the amendment to the 10-QSB.

101. We note that you initially classified the warrants as a liability that were issued in conjunction with the convertible note and recorded these instruments at a fair value of $514,981 or $.59 per share of common stock. We further note on page 16 that you used the Black-Scholes valuation model and that you provided the significant assumptions used in the model. Please revise to disclose how you determined the assumptions used in the model. Please also discuss the fair value of your common stock used and how you determined the fair value of your common stock.

                  RESPONSE: We have revised the disclosure to state that the assumptions used in the Black-Scholes model were a risk free interest rate of 4.5%, treasury rate over the expected term of the warrant at the time of issuance, volatility factors of 97.24% calculated as the weighted average of the stock price volatility of ranked comparable public companies, and contractual terms equal to the exercise periods of the respective warrants. We do not consider our historical volatility to be a representative estimate of our expectations regarding the volatility of our stock over the contractual term of the warrants, as we are a newly public company. Therefore, we calculated an implied volatility based on comparable public companies. We have also discussed that the fair value of the common stock as used in this calculation was $0.60 per share, as determined based on the negotiated price between the Company and the unaffiliated third party Series A Convertible Preferred Stock investors. We will make similar disclosures in the amendment to the 10-QSB.

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Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 27 of 28

Note 5.  Private Placement, page 14
-----------------------------------

102. Reference is made to your accounting for your series A preferred stock, warrants, and liquidated damages under the registration rights agreements associated with these instruments. In addition, we note your statement that you have analyzed the warrants and liquidated damages under View A of draft EITF Issue 05-4, which states that the registration rights agreements should be treated as a combined unit together with the warrants. However, we note that you recorded the fair value of the warrants as a liability and recorded $320,253 in penalties related to the registration rights agreements separate from the warrants as mezzanine. Please provide us with your analysis of EITF 05-4, EITF 00-19 and SFAS 133 in connection with the recording of the warrants and the liquidated damages clauses. Please also refer to the guidance in Current Accounting and Disclosure Issues in the Division of Corporation Finance dated December 1, 2005, which can be found on our website at www.sec.gov.

                  RESPONSE: The Investor Rights Agreement provides for potential liquidated damages with respect to the shares underlying the warrants and common stock issuable upon the conversion of the Series A Convertible Preferred Stock. Consistent with View A under EITF 05-04, the registration rights/liquidated damages clause is viewed as combined with the financial instrument to which it relates. In the case of the warrants, the liquidated damages clause was analyzed under paragraph 16 of EITF 00-19, and the warrants were classified as a liability. With respect to the Series A Convertible Preferred Stock, which is classified as equity, the liquidated damages in effect could require us to pay damages related to the failure to register the resale of the common stock issuable upon the conversion of the Series A Convertible Preferred Stock. Paragraph 9 of EITF Topic D-98 states "securities with provisions that allow the holders to be paid upon the occurrence of events that are not solely within the issuer's control should be classified outside of permanent equity." Such events include "the failure to have a registration statement declared effective by the SEC by a designated date." Given that the registration statement is considered to be outside our control, we have reduced the value of the Series A Convertible Preferred Stock by the maximum liquidated damages that could be paid related to the shares of common stock underlying the convertible preferred conversion feature and classified such amount outside of permanent equity.

103. In this regard, please tell us why you concluded that you should record $320,253 in penalties on January 31, 2006, the date the private placement occurred. Tell as how you determined this amount based on the guidance of SFAS 5.

                  RESPONSE: The penalties of $320,253 were recorded on January 31, 2006 the date on which the maximum liquidated damages could reasonably be determined. This classification will be reassessed at each reporting period in accordance with EITF 00-19. The total maximum amount of cash payments that could be payable under the registration agreement is $482,007. This amount was

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Somanta Pharmaceuticals, Inc.
April 11, 2006
Page 28 of 28


calculated based on one percent of the holders' investment total of $5,926,318 for each 30-day period that the registration statement is not effective after the 90-day period through January 31, 2007. $161,754 of this amount is related to the warrants which were classified as liabilities.

104. Please revise your filing to clearly disclose that you issued 464 shares of series A preferred stock on January 31, 2006 for gross proceeds of $4.6 million that are convertible into 7,733,333 shares of the common stock in addition to the 128.6318 shares of series A preferred tack that are outstanding as result of a note payable conversion.

                  RESPONSE: We have modified this disclosure to differentiate between the shares of Series A Preferred Stock sold for cash and the shares of Series A Preferred Stock issued as a result of the conversion of an outstanding promissory note and the accrued interest thereon. We will make similar disclosures in the amendment to the 10-QSB.

105. We note that you initially classified the warrants as a liability and recorded these instruments at a fair value of $2 million or $.41 per share of common stock. We further note that you used the Black-Scholes valuation model and that you provided the significant assumptions used in the model. Please revise to disclose how you determined the assumptions used in the model. Please also discuss the fair value of your common stock used and how you determined the fair value of your common stock.

                  RESPONSE: We have revised the disclosure to state that the assumptions used in the Black-Scholes model were a risk free interest rate of approximately 4.50%, no dividend yield, volatility factors of 81.89% and 97.24%, contractual terms of 6 and 7 years and expected terms based upon the formula prescribed in SEC Staff Accounting Bulletin 107 of 3 years and 3.5 years. These assumptions use the interest rate prevailing at the time of issuance, volatility factors calculated as the weighted average of the stock price volatility of ranked comparable public companies, and contractual terms equal to the exercise periods of the respective warrants. We have also discussed that the fair value of the common stock as used in this calculation was $.60 per share, as determined based on the negotiated price between the Company and the Series A Convertible Preferred Stock investors. We will make similar disclosures in the amendment to the 10-QSB.

                                      * * *

         If you have any further comments regarding this letter, the response contained herein or any of the SB-2, please contact the undersigned or our outside counsel, Adam Lenain, Esq., Foley & Lardner LLP, 402 W. Broadway, Suite 2300, San Diego, California 92101; Telephone No.: (619) 685-4604, Facsimile No.:
(619) 234-3510.

                                                Sincerely,


                                                /s/ TERRANCE J. BRUGGEMAN
                                                --------------------------------
                                                Terrance J. Bruggeman,
                                                Executive Chairman

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